

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Emanuel Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Road, Unit 75
Mississauga, Ontario, Canada, L5A 3P1

> **Re: Zoompass Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed April 9, 2020**
> **Form 8-K/A dated August 10, 2020**
> **Filed August 10, 2020**
> **Form 10-Q for the period ended June 30, 2020**
> **Filed August 19, 2020**
> **File No. 000-55792**

Dear Mr. Bettencourt:

We issued comments to you on the above captioned filings on September 14, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 22, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology